Exhibit 23.3

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 30, 2023, with respect to the combined and consolidated financial statements of Oaktree Capital II, L.P., Oaktree Capital Management, L.P., Oaktree AIF Investments, L.P., Oaktree Capital Management (Cayman) L.P. and Oaktree Investment Holdings, L.P. and their consolidated subsidiaries as of December 31, 2022 and for the year ended December 31, 2022 included in the Registration Statement (Form F-4 No. 333-274315) and related joint proxy statement/prospectus of Brookfield Asset Management Ltd. for the registration of its Class A Stock.

/s/ Ernst & Young

Los Angeles, California

October 10, 2023